Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated June 27, 2013 with respect to the statements of net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Mosaic Union Savings Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 27, 2013